UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Proxy statement for

General Shareholders' Meeting

Annual and Extraordinary Shareholders' Meetings of April 29, 2016

CPFL ENERGIA



Contents

01. Message from the Chairman of the Board of Directors



Dear Shareholder,

On behalf of the Board of Directors of CPFL Energia S.A. ("Company"), it is my honor to invite you to convene in the Annual and Extraordinary Shareholders' Meetings, scheduled for April 29, 2016, at 10 a.m., at the Company's head office, located at Rua Gomes de Carvalho, 1510, 14º andar, in São Paulo.

As expected, 2015 was a challenging year for the entire Brazilian Energy Sector, including the Company. Given this scenario, the active participation of the Board of Directors and the Board of Executive Officers, based on our solid strategy and corporate governance system, and the confidence of our shareholders and employees, helped the Company achieve significant results.

We are proud to maintain our leading position and participation on differentiated governance and management indexes, such as the BM&FBovespa's Business Sustainability Index (ISE) and the Dow Jones Sustainability Emerging Markets index.

In addition, the Company actively participated in diverse initiatives to mitigate impacts from climate changes. At the Climate Change Conference – COP 21, the Company stood out for conducting internal initiatives to manage CO^2 emissions,

signing the Climate Protocol of the State of São Paulo and developing businesses in energy efficiency area. In 2016, we will face new challenges that we will surely overcome with determination and innovation.

Your attendance at the Company's Shareholders' Meetings will serve as an opportunity to understand our results and the profile of those up for election – or reelection – to the Board of Directors and Fiscal Council in the coming term.

In hopes that you attend the Meetings, we wish that this Proxy Statement will facilitate participation.

Sincerely,
Murilo Cesar L. S. Passos
Chairman of the Board of Directors

02. Message from the CEO



Dear Shareholder,

We hope that you will attend the Shareholders' Meetings of CPFL Energia S.A. ("Company") scheduled for April 29, 2016, to consider and vote on important themes, such as the approval of accounts and allocation of net income from the 2015 fiscal year, the election of executives responsible for setting the Company's corporate and strategic guidelines, an increase in capital stock with consequent stock bonus and amendment to Article 5 of the Bylaws.

As our shareholders can see, the Company put in arduous work in 2015, actively participating and contributing to the enhancement of regulation applicable to Electricity Sector, in order to strengthen a stable and safe environment for the group's business.

In energy generation, the highlight was the mechanism for renegotiation of the hydrological risk. With regard to distribution, what merits mention is the implementation of dynamic pricing system, for renewing concession agreements with five distributors of the group and applying the 4th Periodical Tariff Review Cycle methodology.

These initiatives allowed the Company to obtain important results, reaffirming the confidence of the Board of Executive Officers and CPFL group professionals in expectations about Brazil scenario, despite the political and economic instability.

I hope that you may attend the Meetings, and we thank you for your confidence in the Company's Management.

Sincerely,
Wilson Ferreira Jr.
Chief Executive Officer


cpfl piratininga

03. Instructions for Participating in the Meetings

Shareholders may arrive at the head office of CPFL Energia S.A. ("CPFL Energia" or "Company") on the date of the Annual and Extraordinary Shareholders' Meetings ("Meetings") in person and cast their votes or, if unable to attend, appoint a proxy, observing the rules for proxy appointment below.

03.1 Attending Shareholders:

Shareholders that intend on participating in the Meetings in person should arrive a few minutes before the time provided in the Call Notice (10:00 a.m.), bearing the following identification documents:

(i) individual shareholders	• identification document with photograph. Examples: RG (Brazilian ID), RNE (ID of foreign residents in Brazil), CNH (Brazilian driver's license) or any officially recognized class association ID.
(ii) corporate shareholders	• identification document of the legal representative(s) of the Shareholder with photograph, certified copy of the most recent consolidated Bylaws or Articles of Association and corporate documentation granting powers of representation (minutes of election of the officers and/or power-of-attorney)
(iii) investment fund shareholders	• identification document with photograph of the legal representative of the Administrator of the Investment Fund (or manager of the fund, as applicable), certified copy of the latest Consolidated Regulations of the Investment Fund, and the Bylaws or Articles of Association of its Administrator, in addition to corporate documentation granting powers of representation (minutes of the meeting that elected the director and/or proxy appointment)

03.2 Shareholders Represented by Proxy:

Shareholders who are unable to attend the Meetings may be represented by a Proxy appointed no more than one (1) year prior to the Meeting and pursuant to Paragraph 1, Article 126 of Federal Law 6,404/1976 ("Brazilian Corporations Law").

In the exclusive interests of its Shareholders and aiming to facilitate representation in the Meetings, CPFL Energia suggests the following template for granting powers to an executive of CPFL Energia, the information of whom can be found below, to shareholders free of costs and strictly in accordance with the granted mandate:

MICHELE DE OLIVEIRA ENDLER VIRGILIO, Brazilian, married, lawyer, bearer of Identification Document (RG) no. 53.709.142-7 (SSP/SP), inscribed in the Rio Grande do Sul chapter of the Brazilian Bar Association (OAB/RS) under number 69.663 and in the roll of Individual Taxpayers (CPF/MF) under number 944.609.140-34, resident and domiciled in the city and state of São Paulo with business address at Rua Gomes de Carvalho, nº 1.510, 14º andar, conj. 142.

The Proxy instrument, pursuant to Paragraph 1, Article 126 of Brazilian Corporations Law, may only be granted to persons meeting at least one of the following requirements: **(i)** a shareholder or manager of CPFL Energia, **(ii)** a lawyer, or **(iii)** a financial institution. For shareholders who are legal persons, in accordance with the understanding of the Joint Committee of CVM issued in a meeting held on November 4, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be **(i)** a shareholder or manager of the Company, **(ii)** a lawyer, or **(iii)** a financial institution.

Shareholders represented by proxy shall observe the following procedures:

Deadline for Delivery of Proxy Instrument	By 10:00 a.m. on April 28 – Article 11 of the Bylaws
Proxy Documentation	• Proxy Appointment* and identification document, with photograph • Proof of ownership of shares issued by CPFL Energia and • corporate shareholder – Bylaws / Articles of Association and minutes of election granting powers of attorney
Address to Submit Proxy Documentation	Rua Gomes de Carvalho, nº 1510, 14º andar, Vila Olímpia, CEP 04547-005, São Paulo/SP Attn. Corporate Governance Advisory

* Note that Proxies granted abroad must be notarized by a duly capable Notary Public, certified by the Brazilian consulate and translated into Portuguese by a sworn translator.

Please note that the request for early delivery of the Proxy Instrument by shareholders that plan to seek representation by a legally constituted proxy aims to merely facilitate the preparation of the Meetings and does not represent any kind of impediment whatsoever to shareholders' participation.

Proxy Instrument Template

PROXY INSTRUMENT		
By means of this proxy instrument, [SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identification document (RG) no. [•], inscribed in the roll of Individual Taxpayers (CPF/MF) under number [•], resident and domiciled in the city of [•], state of [•], at [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE] ("Grantor"), or [SHAREHOLDER], inscribed in the roll of Corporate Taxpayers (CNPJ/MF) under number [•], with registered offices in the city of [•], state of [•], at [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE], herein represented by a legal representative ("Grantor"), hereby appoints and constitutes as Grantor's Proxy, Mrs. MICHELE DE OLIVEIRA ENDLER VIRGILIO, Brazilian, married, lawyer, bearer of Identification Document (RG) no. 53.709.142-7 (SSP/SP), inscribed in the Rio Grande do Sul chapter of the Brazilian Bar Association (OAB/RS) under number 69.663 and in the roll of Individual Taxpayers (CPF/MF) under number 944.609.140-34, resident and domiciled in the city and state of São Paulo with business address at Rua Gomes de Carvalho, nº 1.510, 14º andar, conj. 142 ("Proxy"), to represent Grantor, as a shareholder of CPFL ENERGIA S.A. ("Company"), in the Annual and Extraordinary Shareholders' Meetings to be held, on first call, on April 28, 2016, at 10:00 a.m., and, if necessary, on second call, on a date to be informed in a timely manner, at the Company's registered offices, located at Rua Gomes de Carvalho, nº. 1510, 14º andar, Vila Olímpia, CEP 04547-005, in the city and state of São Paulo, being authorized to examine, discuss, present justification and vote on Grantor's behalf, in accordance with the following voting instructions, on the matters in the Meeting's Agenda. For the purposes of granting this proxy instrument, the Proxy shall be entitled limited powers to attend the Meetings and cast votes in accordance with voting instructions, not being entitled or required to take any other measures other than those necessary to strictly comply with this proxy instrument. The Proxy is hereby authorized to abstain from voting on any resolution or matter for which, at her discretion, she has not been sufficiently instructed on voting.		
Agenda:		
a. To take the management accounts, examine, discuss and vote on the management report and the financial statements, accompanied by the reports of the independent auditors and the Fiscal Council for the fiscal year ended December 31, 2015;		
For ( )	Against ( )	Abstain ( )
Justification for Vote:		
b. Approve the proposal for allocation of the net income for the fiscal year ended December 31, 2015.		
For ( )	Against ( )	Abstain ( )
Justification for Vote:		
c. Approve the number of members to compose the Board of Directors, in accordance with the head paragraph of Article 15 of the Bylaws.		
For ( )	Against ( )	Abstain ( )
Justification for Vote:		
d. Elect the sitting and deputy members of the Board of Directors.		
• Murilo Cesar Lemos dos Santos Passos / Fernando Luiz Aguiar Filho		
For ( )	Against ( )	Abstain ( )
• Francisco Caprino Neto / Roberto Navarro Evangelista		

For ( )	Against ( )	Abstain ( )
• José Florêncio Rodrigues Neto / Livio Hagime Kuze		
For ( )	Against ( )	Abstain ( )
• Decio Bottechia Júnior / Fernando Manuel Pereira Afonso Ribeiro		
For ( )	Against ( )	Abstain ( )
• Arnaldo José Vollet / Heloisa Helena Silva de Oliveira		
For ( )	Against ( )	Abstain ( )
• Martin Roberto Glogowsky / Carlos Alberto Cardoso Moreira		
For ( )	Against ( )	Abstain ( )
• Ana Maria Elorrieta		
For ( )	Against ( )	Abstain ( )
Justification for Vote:		
e. Elect the sitting and deputy members of the Fiscal Council.		
• Adalgiso Fragoso de Faria / Paulo Ionescu		
For ( )	Against ( )	Abstain ( )
• Marcelo de Andrade / Susana Amaral Silveira		
For ( )	Against ( )	Abstain ( )
• William Bezerra Cavalcanti Filho / Noel Dorival Giacomitti		
For ( )	Against ( )	Abstain ( )
• João Pinto Rabelo Júnior / Benilton Couto da Cunha		
For ( )	Against ( )	Abstain ( )
• Licio da Costa Raimundo / Luiza Damasio Ribeiro do Rosário		
For ( )	Against ( )	Abstain ( )
Justification for Vote:		
f. Set the overall compensation of members of the Board of Directors and the Board of Executive Officers for the period from May 2016 to April 2017.		
For ( )	Against ( )	Abstain ( )
Justification for Vote:		
g. Determine compensation to be paid to members of the Fiscal Council for the period from May 2016 to April 2017.		
For ( )	Against ( )	Abstain ( )
Justification for Vote:		
h. Approve an increase in the Company's capital stock, through capitalization of the Bylaws reserve for reinforcement of working capital, with consequent stock bonus.		
For ( )	Against ( )	Abstain ( )
Justification for Vote:		
i. Approve the amendment to Article 5 of the Bylaws to include capital increase.		
For ( )	Against ( )	Abstain ( )
Justification for Vote:		
Valid for: one (1) month as of the date of signature.		
São Paulo, , , 2016. Grantor By: (notarized signature) Position:		

03.3 ADR Holders

The depositary for the Company's American Depositary Receipts ("ADRs") in the United States is Citibank N.A. ("Citibank").

Citibank will submit the voting cards ("proxies") to the holders of ADRs enabling them to exercise their voting rights, and will participate in the Meetings through its representative in Brazil, Banco Bradesco S.A.

Any questions regarding to procedures, deadlines and matters proposed for consideration and voting may be referred to the Investor Relations Department through the following channels:

E-mail: ri@cpfl.com.br
Telephone: + 55 19 3756 6083



04.
Call Notice

The Shareholders of CPFL Energia S.A. ("Company") are hereby called, pursuant to Article 124 of Federal Law 6,404 of December 15, 1976 ("Brazilian Corporations Law"), to convene at the Annual and Extraordinary Shareholders' Meetings ("Meetings") to be held on April 29, 2016, at 10:00 a.m., at the registered office of the Company located at Rua Gomes de Carvalho, nº. 1510, 14o andar, conj. 142, Vila Olímpia, in the City and State of São Paulo, to consider and vote on the following agenda:

I - Annual Shareholders' Meeting:

a. To take the management accounts, examine, discuss and vote on the management report and the financial statements of the Company, accompanied by the reports of the independent auditors and the Fiscal Council for the fiscal year ended December 31, 2015;

b. Approve the proposal for allocation of the net income for the fiscal year ended December 31, 2015;

c. Approve the number of members to compose the Board of Directors, in compliance with Article 15 of the Company's Bylaws;

d. Elect the sitting and deputy members of the Board of Directors of the Company;

e. Elect the sitting and deputy members of the Fiscal Council of the Company;

f. Establish the overall compensation of the managers of the Company for the period between May 2016 and April 2017; and

g. Establish the overall compensation of the members of the fiscal council for the period between May 2016 and April 2017.

II - Extraordinary Shareholders' Meeting:

a. Approve the increase in the Company's capital stock, from to five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos (R$5,348,311,955.07) to five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174.75) through the capitalization of Bylaws reserve for reinforcement of working capital, with consequent share bonus; and

b. Approve the amendment to Article 5 of the Bylaws to include the capital increase referred to in item (a) above.

General Information:

The Company's common shareholders of record may participate in the Meetings, provided they are registered in the Registry of Book–Entry Shares of the depositary institution of the shares, Banco do Brasil S.A., and present the following documents: **(i)** for individuals - identification document with photo; **(ii)** for legal persons - a certified copy of the most recent Bylaws or consolidated Articles of Association and corporate documentation granting powers of representation (minutes of election of the officers and/or power-of-attorney), as well as an identification document with photo of the legal representative(s); and **(iii)** for shareholders organized as Investment Funds - a certified copy of the most recent consolidated regulations of the fund and the Bylaws or Articles of Association of the fund administrator, and corporate documentation granting powers of representation (minutes of election of the officers and/or power-of-attorney), as well as an identification document with photo of the legal representative(s).

2. Any shareholder may appoint a proxy to attend the Meetings and vote on their behalf. In the event of representation by proxy, the following documents must be presented: **(i)** proxy appointment instrument granting special powers of representation at the Meetings; **(ii)** bylaws or articles of association and the minutes of the election of the managers in the case of legal persons; and **(iii)** identification document with photograph of the proxy.

3. Proxy instruments, pursuant to Paragraph 1, Article 126 of Brazilian Corporations Law, may be granted to any person meeting at least one of the following requirements: **(i)** a shareholder or manager of the Company, **(ii)** a lawyer, or **(iii)** a financial institution. For shareholders who are legal persons, in accordance with the understanding of the Joint Committee of CVM issued in a meeting held on November 4, 2014 (CVM Proceeding RJ2014/3578), there is no need for the proxy to be **(i)** a shareholder or manager of the Company, **(ii)** a lawyer, or **(iii)** a financial institution.

4. To facilitate the holding of the Meetings, the Company requests shareholders submit their proxy appointments and representation documents at least twenty-four (24) hours prior to the Meetings, in accordance with the head paragraph of Article 11 of the Company's Bylaws. Shareholders attending the Meetings bearing the required documents will be allowed to participate and vote, even if they fail to present the documents prior to the meeting.

5. In accordance with Instruction No. 165 of December 11, 1991 issued by the Securities and Exchange Commission of Brazil ("CVM"), as amended by CVM Instruction No. 282 of June 26, 1998, the minimum percentage of voting capital required for adopting a multiple vote procedure in the election of the members to the Board of Directors is five percent (5%), and said right must be exercised by shareholders at least 48 (forty-eight) hours prior to the Meetings, pursuant to Article 141, Paragraph 1 of Brazilian Corporations Law.

6. Pursuant to Article 135, Paragraph 3 of Brazilian Corporations Law, and in

compliance with the provisions in Article 6 and subsequent articles of CVM Instruction 481 of December 17, 2009, all documents pertaining to the matters to be considered and voted on at the Meetings are available to shareholders as from this date at the head office of the Company, on its Investor Relations website (www.cpfl.com.br/ri) and on the websites of the CVM (www.cvm.gov.br), the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

São Paulo, March 29, 2016

Murilo Cesar L. S. Passos
Chairman of the Board of Directors

Call Notice to the Annual and Extraordinary Shareholders' Meetings of CPFL Energia S.A. published in the newspaper Valor Econômico on March 29, 30 and 31, 2016 and in the state register Diário Oficial do Estado de São Paulo on March 30 and 31, 2016 and on April 1, 2016.

Although, under applicable law, the first call for Meetings of public companies must be made fifteen (15) days prior to the meeting, the Company has been publishing its Call Notices further ahead of time, due to the procedures required for holders of ADRs traded in the New York Stock Exchange ("NYSE") to participate.



05.

Management Proposal

According to Article 132 of Brazilian Corporations Law, every year, within the first four (4) months following the end of the fiscal year, CPFL Energia must hold an Annual Shareholders' Meeting to consider and vote on the following matters:

a) Take the management accounts and examine, discuss and vote on the financial statements;

b) consider and vote on the proposal for allocation of the net income for the fiscal year and the distribution of dividends; and

c) elect the members of the Board of Directors and Fiscal Council.

In accordance with the provisions of CVM Instruction 481/2009, this Proxy Statement hereby submits to shareholders CPFL Energia's **Management Proposal**, providing all clarification required to ensure that shareholders may vote in a conscious and informed manner:

05.1 Take the management accounts, examine, discuss and vote on the management report and financial statements of the Company, accompanied by the reports of the Independent Auditors and the Fiscal Council for the fiscal year ended December 31, 2015

The Management accounts are expressed in the Management Report and the Financial Statements prepared by the Company's Board of Executive Officers.

The Management Report contains information on a number of themes, such as economic scenario, the Company's economic, financial and operational performance, investments, corporate governance practices, capital markets, sustainability and corporate responsibility, in addition to the Social Balance Sheet.

The Financial Statements express the Company's economic and financial condition, allowing shareholders to evaluate its equity position, liquidity ratios, profitability and indebtedness levels.

The Financial Statements and Report from the Management of CPFL Energia were approved by the Board of Executive Officers and audited by the Independent Auditors - Deloitte Touche Tohmatsu – before obtaining favorable opinion from the Board of Directors at its 288th meeting held on March 16, 2016, and the Fiscal Council's opinion, obtained on the same date, and are hence considered in conditions to be submitted for deliberation at the Shareholders' Meeting.

The Board of Directors recommends to the Shareholders of the Company to carefully examine the Financial Statements and the Management Report and, if required, obtain clarifications for their doubts, in order to consider and vote on their approval.

The Management recommends that Shareholders approve the Management Report, Management accounts, and Individual and Consolidated Financial Statements of the Company, accompanied by the reports of the Independent Auditors for the fiscal year ended December 31, 2015.

The **Financial Statements, Management Report, Independent Auditors' Report and Fiscal Council's Report** related to fiscal year 2015, prepared in accordance with items I through V of Article 9 of CVM Instruction 481, are available to Shareholders at the Company's head office, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov), and were published in the March 29, 2016 edition of the newspaper Valor Econômico and the state register Diário Oficial do Estado de São Paulo, in accordance with Article 133 of Law 6,404 of December 15, 1976 ("Brazilian Corporations Law").

Appendix I to this Proposal, as provided for in Item III of Article 9 of CVM Instruction

481 contains Comments of the Executive Officers on the financial situation of the Company with the objective of providing a reflective analysis, from the viewpoint of its Management, so that the evaluation of the financial situation is as consistent as possible, and is available, as of this date, at the head office of the Company, its website (www.cpfl.com.br/ri), as well as the websites of the Brazilian Securities and Exchange Commission - CVM (www.cvm.gov.br), of BM&FBovespa S.A. – Securities, Commodities and Futures Exchange ("BM&FBovespa") (www.bmfbovespa.com.br) and of the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

05.2 Approve the proposal for allocation of the net income for the fiscal year ended December 31, 2015

The net income for the fiscal year ended December 31, 2015 was eight hundred sixty-four million, nine hundred forty thousand, three hundred sixty-four reais and twenty-nine centavos (R$864,940,364.29), which, added to: **(i)** twenty-six million, one hundred eighteen thousand, nine hundred fifty-eight reais and ninety-six centavos (R$26,118,958.96), related to the reversal of comprehensive income (loss); and **(ii)** five million, five hundred ninety-six thousand, six hundred one reais and eighty-four centavos (R$5,596,601.84), resulted in the final amount for allocation of eight hundred ninety-six million, six hundred fifty-five thousand, nine hundred twenty-five reais and nine centavos (R$896,655,925.09).

The Management of the Company hereby submits to the Shareholders' Meeting, the proposal for allocation of the remaining net income after adjustments, in accordance with Paragraph 2, Article 27 of the Company's Bylaws, recommending the following:

- Allocation of forty-three million, two hundred forty-seven thousand, eighteen reais and twenty-one centavos (R$43,247,018.21) to the legal reserve;

- Allocation of two hundred fifty-five million, thirteen thousand, three hundred fifty reais and sixty-eight centavos (R$255,013,350.68) to the Bylaws reserve of

the concession financial asset, as a result of the financial restatement of the adjusted expectation of cash flow from the concession financial asset;

- Allocation of three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos (R$392,972,219.68) to the Bylaws reserve for reinforcement of working capital, due to: **(i)** the current adverse economic scenario, and **(ii)** uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases in 2015; and

- Allocation of minimum mandatory dividends totaling two hundred five million, four hundred twenty-three thousand, three hundred thirty-six reais and fifty-two centavos (R$205,423,336.52).

The allocation of net income proposed herein is duly reflected in the Financial Statements of the Company, which have been widely disclosed in accordance with the applicable law.

Note that the information required under Annex 9-1-II of CVM Instruction 481 is available in **Appendix II** of this Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ri), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

05.3 Approve the number of members to compose the Board of Directors

Pursuant to CIRCULAR LETTER CVM/SEP/N° 02/2016, which provides general guidance on procedures to be complied with by publicly held companies, including arrangements for Shareholders' Meetings, approval of the number of members of the Board of Directors must be approved in the event the minimum and maximum number of Directors is provided in the Bylaws.

As provided for in the head paragraph of Article 15 of the Company's Bylaws, its Board of Directors shall be composed of at least seven (7) and at most nine (9) members, all of whom with a unified term-of-office of one (1) year, reelection being allowed.

Note that the Company is currently listed in the Novo Mercado segment of BM&FBOVESPA and, pursuant to the Novo Mercado Listing rules, the Board of Directors must be composed of at least twenty percent (20%) of Independent Directors, which shall be expressly stated in the minutes of the shareholders' meeting electing said Directors. Elected directors are also deemed independent as allowed under Paragraphs 4 and 5, Article 141 of Brazilian Corporations Law.

As a result, the Management of the Company proposes the election of seven (7) members to compose the Board of Directors, one (1) of whom shall be an Independent Director.

05.4 Elect the members of the Board of Directors and Fiscal Council

- **Board of Directors**

The current members of the Board of Directors of the Company, and their respective deputy members, were elected in the Annual Shareholders' Meeting held on April 29, 2015, for a term of one (1) year.

Given the end of the current term of the members of the Company's Board of Directors, pursuant to Article 140 of Brazilian Corporations Law, the shareholders' meeting is responsible for electing the new members to the Company's Board of Directors.

The Controlling Shareholders recommend the following nominees to serve the 2016/2017 term of office:

Sitting	Deputy
Murilo Cesar Lemos dos Santos Passos	Fernando Luiz Aguiar Filho
Francisco Caprino Neto	Roberto Navarro Evangelista
José Florêncio Rodrigues Neto	Lívio Hagime Kuze
Décio Bottechia Junior	Fernando M. Pereira Afonso Ribeiro
Arnaldo José Vollet	Heloisa Helena Silva de Oliveira
Martin Roberto Glogowsky	Carlos Alberto Cardoso Moreira
Ana Maria Elorrieta Conselheira Independente	

The controlling shareholder informed the management of the Company of its intention to elect seven (7) members for a term of one (1) year.

The nominees to the Board may be elected by majority or multiple vote. Multiple vote will be adopted if required by shareholders representing at least five per cent (5%) of Company's capital stock. For the Board of Directors composed of seven (7) members and considering the presence of shareholders representing the entire capital stock in the Meeting, a minimum of 868,887,445 votes (considering each share is entitled to seven (7) votes, pursuant to the head paragraph of Article 141 of Brazilian Corporations Law) is required for electing a member to the Board of Directors of the Company.

Also in relation to the election of Directors by non-controlling shareholders, in the meeting held on April 11, 2006, the Joint Committee of CVM decided to maintain its interpretation of Article 141, Paragraph 5 of Brazilian Corporations Law issued on the meeting of November 8, 2005 (CVM Proceeding RJ/2005/5664), which determines that, in case the company has only issued voting shares, the majority of holders of at least 10% of the total voting stock will be entitled to elect and remove a member and his/her deputy from the Board of Directors, in a voting procedure separate from the shareholders' meeting.

To be invested in their respective positions, each member of the Board of

Directors shall sign an Instrument of Investiture, Statement of Consent to the Novo Mercado Listing Rules of the BM&FBOVESPA, committing to comply with all rules established thereby, with the Declaration mentioned in CVM Instruction 367/2002, the Statement of Consent to the Policy for Disclosure of Material Acts or Facts, the Statement of Consent to the Policy on Trading Securities issued by CPFL Energia and the Declaration of Compliance with the Company's Code of Ethics and Corporate Conduct.

Board members nominated by controlling shareholders – ESC Energia S.A. ("ESC"), BB Carteira Livre I Fundo de Investimento em Ações ("BB CL I"), Bonaire Participações S.A. ("BONAIRE") and Energia São Paulo Fundo de Investimento em Ações ("Energia SP FIA") – shall also sign a Statement of Consent to the Provisions of the Company's Shareholders' Agreement.

- **Fiscal Council**

Pursuant to Article 26 of the Bylaws, the Fiscal Council will be composed of three (3) to five (5) sitting members and an equal number of deputy members, serving a term of office until the Annual Shareholders' Meeting following their election.

In accordance with the waiver applicable to foreign companies listed with the SEC, regulatory authority for securities issued in the United States, the Fiscal Council also exercises the duties of the Audit Committee under the rules of the Sarbannes-Oxley Act and the requirements of Exchange Act Rule 10A-3(c)(3) that do not conflict with Brazilian legislation.

As such, the Fiscal Council nominates a financial expert in accordance with the Sarbannes-Oxley Act.

The controlling shareholders recommend the following nominees to serve the 2016/2017 term of office:

Sitting	Deputy
Adalgiso Fragoso de Faria	Paulo Ionescu
Marcelo de Andrade	Susana Amaral Silveira
William Bezerra Cavalcanti Filho	Noel Dorival Giacomitti
João Pinto Rabelo Junior	Benilton Couto da Cunha
Licio da Costa Raimundo	Luiza Damasio Ribeiro do Rosário

Pursuant to CVM Instruction 481, nominees for the positions of representatives of minority shareholders in the Company's Fiscal Council may be indicated through public proxy solicitations. The information regarding any nominees will be made available at the head office of the Company, its website (www.cpfl.com.br/ri) and the websites of the CVM (www.cvm.gov.br).

Members of the Fiscal Council elected by the Shareholders' Meeting must sign the following documents, in addition to the Instrument of Investiture: Statement of Consent to the Novo Mercado Listing Rules of the BM&FBOVESPA, committing to complying with all rules established thereby, the Declaration included under CVM Instruction 367/2002, Statement of Consent to the Policy for Disclosure of Material Acts and Facts, the Statement of Consent to the Policy on Trading of Securities issued by CPFL Energia and the Declaration of Agreement with the Company's Code of Ethics and Corporate Conduct.

Note that the information required under Article 10 of CVM Instruction 481 relating to the candidates nominated to the Board of Directors and Fiscal Council is available in **Appendix III** of this Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

05.5 Establish the overall compensation of the members of the Board of Directors, the Board of Executive Officers and the Fiscal Council of the Company

The management of the Company proposes to the Shareholders' Meeting to approve the overall compensation of the members of the Board of Directors and the Board of Executive Officers for the period from May 2016 through April 2017, of up to twenty-seven million, six hundred nineteen thousand, five hundred fifty-four reais and fifty-nine centavos (R$27,619,554.59), including all benefits and payroll charges.

Of the total compensation proposed for the Management of the Company, the amount of two million, two hundred twelve thousand, seven hundred one reais and seventy-six centavos (R$2,212,701.76) is allocated to the fixed compensation and payroll charges of the Board of Directors and the maximum amount of twenty-five million, four hundred six thousand, eight hundred fifty-two reais and eighty-three centavos (R$25,406,856.83) is allocated to the fixed compensation, variable compensation and payroll charges of the Board of Executive Officers.

The proposal of overall compensation of the members of the Board of Directors is approximately ten point five per cent (10.5%) higher than the amount of two million, three thousand, eighty-nine reais and sixty-one centavos (R$2,003,089.61) approved for fiscal year 2015, which is justified by the adjustment of fees according to estimated 2015 IPCA inflation rate.

The members of the Board of Directors are paid fixed monthly fees, regardless of the number of meetings in the month, and are not entitled to additional compensation for participating in advisory Committees or Commissions. Deputy Directors are not entitled to fees, except when they replace their respective sitting Directors.

The proposal of overall compensation for the members of the Board of Executive Officers is approximately thirty-four point four (34.4%) higher than the amount of

eighteen million, nine hundred three thousand, thirty reais and seventy-two centavos (R$18,903,030.72) approved by 2015 Shareholders' Meeting, which is justified by the following: (1) adjustment of fees according to estimated 2015 IPCA inflation rate; (2) estimated reserve for possible market adjustments; and (3) concentration, in CPFL Energia, of overall fees that, up to 2015, were partially allocated to subsidiary.

The Executive Officers of CPFL Energia waive any fees in subsidiaries in which they hold positions in the Boards of Directors and receive compensation in subsidiaries in which they occupy the positions of Executive Officers.

The fees of Executive Officers are defined based on market surveys conducted by expert consulting firms and are aligned with market practices.

The Management of the Company further proposes that the Meeting approves the overall compensation of the members of the Fiscal Council in the amount of nine hundred seventy thousand, six hundred seventy-nine reais and nineteen centavos (R$970,679.19) for the period from May 2016 through April 2017.

In accordance with paragraph 3, Article 162 of Brazilian Corporations Law, the Shareholders' Meeting shall set the fees paid to the Fiscal Council, for each member, in an amount no less than ten percent (10%) of compensation paid on average to each Executive Officer, excluding benefits and profit sharing.

The proposal for overall compensation of the members of the Fiscal Council is approximately ten point five (10.5%) higher than the amount of eight hundred seventy-eight thousand, seven hundred twenty-five reais and forty-one centavos (R$878,725.41) approved for fiscal year 2015, which is justified by the adjustment of fees according to estimated 2015 IPCA inflation rate.

Note that only sitting members of the Fiscal Council are entitled to receiving compensation, whereas their deputies follow the same rules applicable to Deputy Directors, i.e., deputy members of the Fiscal Council only receive compensation

when they replace their respective sitting member.

Moreover, the Human Resources Management Committee preliminarily analyzes the proposal for compensation of the Management and Fiscal Council submitted to the Board of Directors, to be later resolved by Shareholders' Meeting, and follows the establishment of short-term performance goals for the Board of Executive Officers and the determination of annual results.

Pursuant to Article 12 of CVM Instruction 481, information regarding the compensation of the Management and the Fiscal Council of the Company is available in **Appendix IV** of this Proposal and also at the head office of the Company, its website (www.cpfl.com.br/ir), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

05.6 Approve the increase in current capital stock through the capitalization of Bylaws reserve for reinforcement of working capital, with consequent stock bonus

In accordance with the proposal presented by the Board of Executive Officers of the Company for accrual of a Bylaws reserve for reinforcement of working capital, in light of the reasons explained in item 5.2, the Management recommends the approval of the increase in the capital stock of three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos (R$392,972,219.68), upon reversal of the Bylaws reserve for reinforcement of working capital, with the consequent issue of twenty-four million, nine hundred thousand and five hundred thirty-one (24,900,531) book-entry common shares with no par value to be distributed to Shareholders, free of charge, in the form of bonus, pursuant to Article 169 of Brazilian Corporations Law.

The Company's capital will thus increase from five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and

seven centavos (R$5,348,311,955.07), divided into nine hundred ninety-three million, fourteen thousand and two hundred fifteen (993,014,215) book-entry common shares with no par value to five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos (R$5,741,284,174,75), divided into one billion, seventeen million, nine hundred fourteen thousand and seven hundred forty-six (1.017.914.746) book-entry common shares with no par value.

Regarding the share bonus:

- For each share held by shareholders at the close of trading on April 29, 2016, 0.02507570448 new share will be issued;

- As of May 2, 2016, the shares will be traded ex-right to bonus, and the new shares will be added to the stock ownership records on May 5, 2016; and

- Bonus shares will be attributed in whole numbers, with the application of the provisions in Paragraph 3, Article 169 of Brazilian Corporations Law for fractions of shares.

Note that the information required under Annex 14 of CVM Instruction 481 is available in **Appendix V,** as well as the Fiscal Council Report on the capital increase, issued in the meeting held on March 16, 2016, are available for Shareholder consultation in **Appendix VI** of this Management Proposal and, starting from this date, at the head office of the Company, its website (www.cpfl.com.br/ri), as well as the websites of the CVM (www.cvm.gov.br), of BM&FBovespa (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

05.7 Amendment to Article 5 of the Bylaws to include capital increase

The Board of Directors proposes to amend Article 5 of the Bylaws of the Company, in order to include capital increase to reflect the change mentioned in item 5.6 above.

In compliance with the provisions in Article 11 of CVM Instruction 481, **Appendix VII** of this Proxy Statement contains a table including the current wording, proposed wording and justification for the amendment. This appendix is available to Shareholders, as of this date, at the Company's head office, at its website (www.cpfl.com.br/ri), as well as the websites of the CVM (www.cvm.gov.br), BM&FBOVESPA (www.bmfbovespa.com.br) and U.S. Securities and Exchange Commission – SEC (www.sec.gov).



06.
Clarifications

All documents pertaining to the proposals to be submitted for consideration and voting at the Shareholders' Meeting are available at the Company's registered office, its website (www.cpfl.com.br/ri) and the websites of the CVM (www.cvm.gov.br), BM&FBovespa (www.bmfbovespa.com.br) and the SEC (www.sec.gov).

Apart from the information available in this Proxy Statement and its Appendices, Shareholders of CPFL Energia may clarify doubts by directly contacting the Investor Relations Department, by email (ri@cpfl.com.br) or telephone (+55 19 3756 6083), which is always ready to serve you.

Sincerely,
Murilo Cesar L. S. Passos
Chairman of the Board of Directors

IC 03.16

Assessoria de Governança Corporativa
Diretoria de Comunicação Empresarial
e Relações Institucionais
Rod. Eng. Miguel Noel N. Burnier, km 2,5
Campinas . SP . 13088-900
www.cpfl.com.br